              S   A   M   E   X      M    N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

November 3, 2010

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on November 3, 2010 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX has completed a private placement of 17,583,720 units comprised of one common share and one share purchase warrant at a price of $0.50 per unit (originally announced in News Release No. 7-10 dated October 15, 2010).  The warrant has a term of two (2) years and each warrant will entitle the holder to purchase an additional common share at a price of $0.60 per share if exercised by December 31, 2010; or at $0.65 per share if exercised by November 1, 2011; or at $0.70 per share if exercised by November 1, 2012.  The units (17,583,720 shares and 17,583,720 warrants) have been issued and are subject to a hold period until March 2, 2011.

Item 5:

Full Description of Material Change

SAMEX has completed a private placement of 17,583,720 units comprised of one common share and one share purchase warrant at a price of $0.50 per unit (originally announced in News Release No. 7-10 dated October 15, 2010).  The warrant has a term of two (2) years and each warrant will entitle the holder to purchase an additional common share at a price of $0.60 per share if exercised by December 31, 2010; or at $0.65 per share if exercised by November 1, 2011; or at $0.70 per share if exercised by November 1, 2012.  The units (17,583,720 shares and 17,583,720 warrants) have been issued and are subject to a hold period until March 2, 2011.  The proceeds of the private placement will be used for exploration on the Company’s precious metal properties in Chile and for general working capital.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 3rd day of November, 2010.

“Larry D. McLean”

Director